04019565

AM 6-18-2004 **

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | October 31, 2004 |
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

RECD S.E.C.
JUN 17 2004
623

| SEC FILE NUMBER |
|---|
| 8- 12421 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 05/01/03 (MM/DD/YY) AND ENDING 04/30/04 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LAUVER AND COMPANY, INC.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2040 EAST MARKET STREET
(No. and Street)

| YORK | PA | 17402-2840 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ORVILLE H. LAUVER 717-755-2891
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GOLDBERG & BALTHASER, P.C. CERTIFIED PUBLIC ACCOUNTANTS
(Name – *if individual, state last, first, middle name*)

| 3540 N. PROGRESS AVENUE, SUITE 107, | HARRISBURG | PA | 17110 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- [X] Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 22 2004
THOMSON FINANCIAL

**FOR OFFICIAL USE ONLY**

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, ORVILLE H. LAUVER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LAUVER AND COMPANY, INC., as of APRIL 30, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Orville H Lauver
Signature
ORVILLE H. LAUVER
PRESIDENT
Title

Anna G. Foust
Notary Public

Notarial Seal
Anna G. Foust, Notary Public
York Twp., York County
My Commission Expires May 20, 2005
Member, Pennsylvania Association of Notaries

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LAUVER AND COMPANY,INC.
STATEMENT OF FINANCIAL CONDITION - BALANCE SHEET
APRIL 30, 2004

## ASSETS

Consolidated ◌ [0198] Unconsolidated ☒ [0199]

| | Allowable | Non-Allowable | Total |
|---|---|---|---|
| 1. Cash | 22,991 [0200] | | 22,991 [0750] |
| 2. Receivables from brokers or dealers: | | | |
| A. Clearance account | [0295] | | |
| B. Other | 4,610 [0300] | [0550] | 4,610 [0810] |
| 3. Receivables from non-customers | [0355] | [0600] | [0830] |
| 4. Securities and spot commodities owned, at market value: | | | |
| A. Exempted securities | [0418] | | |
| B. Debt securities | [0419] | | |
| C. Options | [0420] | | |
| D. Other securities | 1,199 [0424] | | |
| E. Spot commodities | [0430] | | 1,199 [0850] |
| 5. Securities and/or other investments not readily marketable: | | | |
| A. At cost [0130] | | | |
| B. At estimated fair value | [0440] | [0610] | [0860] |
| 6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value: | [0460] | [0630] | [0880] |
| A. Exempted securities [0150] | | | |
| B. Other securities [0160] | | | |
| 7. Secured demand notes market value of collateral: | [0470] | [0640] | [0890] |

| | | | |
|---|---|---|---|
| A. **Exempted securities** | [0170] | | |
| B. **Other securities** | [0180] | | |
| 8. Memberships in exchanges: | | | |
| A. **Owned, at market** | [0190] | | |
| B. **Owned, at cost** | | [0650] | |
| C. **Contributed for use of the company, at market value** | | [0660] | [0900] |
| 9. Investment in and receivables from affiliates, subsidiaries and associated partnerships | [0480] | [0670] | [0910] |
| 10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization | [0490] | [0680] | [0920] |
| 11. Other assets | [0535] | 4,663 [0735] | 4,663 [0930] |
| 12. **TOTAL ASSETS** | 28,800 [0540] | 4,663 [0740] | 33,463 [0940] |

## LIABILITIES AND OWNERSHIP EQUITY

| Liabilities | A.I. Liabilities | Non-A.I. Liabilities | Total |
|---|---|---|---|
| 13. Bank loans payable | [1045] | [1255] | [1470] |
| 14. Payable to brokers or dealers: | | | |
| A. Clearance account | [1114] | [1315] | [1560] |
| B. Other | [1115] | [1305] | [1540] |
| 15. Payable to non-customers | [1155] | [1355] | [1610] |
| 16. Securities sold not yet purchased, at market value | | [1360] | [1620] |
| 17. Accounts payable, accrued liabilities, expenses and other | 5,454 [1205] | [1385] | 5,454 [1685] |
| 18. Notes and mortgages payable: | | | |
| A. Unsecured | [1210] | | [1690] |
| B. Secured | [1211] | [1390] | [1700] |
| 19. Liabilities subordinated to claims of general creditors: | | | |
| A. Cash borrowings: | | [1400] | [1710] |
| 1. from outsiders [0970] | | | |
| 2. Includes equity subordination (15c3-1(d)) of [0980] | | | |
| B. Securities borrowings, at market value: | | [1410] | [1720] |
| from outsiders [0990] | | | |
| C. Pursuant to secured demand note collateral agreements: | | [1420] | [1730] |
| 1. from outsiders [1000] | | | |
| 2. Includes | | | |

| | | | | |
|---|---|---|---|---|
| | subordination (15c3-1(d)) of _____ [1010] | | | |
| D. | Exchange memberships contributed for use of company, at market value | | [1430] | [1740] |
| E. | Accounts and other borrowings not qualified for net capital purposes | [1220] | [1440] | [1750] |
| 20. | TOTAL LIABLITIES | 5,454 [1230] | [1450] | 5,454 [1760] |

## Ownership Equity

| | | Total |
|---|---|---|
| 21. | Sole proprietorship | [1770] |
| 22. | Partnership (limited partners _____ [1020] ) | [1780] |
| 23. | Corporations: | |
| | A. Preferred stock | [1791] |
| | B. Common stock | 35,100 [1792] |
| | C. Additional paid-in capital | 5,450 [1793] |
| | D. Retained earnings | -12,541 [1794] |
| | E. Total | 28,009 [1795] |
| | F. Less capital stock in treasury | [1796] |
| 24. | TOTAL OWNERSHIP EQUITY | 28,009 [1800] |
| 25. | TOTAL LIABILITIES AND OWNERSHIP EQUITY | 33,463 [1810] |